AMARC ACQUIRES OPTIONS FROM GOLD FIELDS AND CASCADERO TO
PURCHASE PINE PORPHYRY COPPER-GOLD PROPERTY, BC

August 29, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that option agreements have been concluded with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) which enable Amarc to purchase 100% of the 323 square km PINE mineral property (the “Property”).

The PINE property is located adjacent to the south of Amarc’s JOY property and adjacent to the north of AuRico Metal’s Kemess District developments in the Toodoggone, British Columbia (“BC”); a region considered to have high potential for the discovery of important scale, porphyry copper-gold deposits. Combining the JOY and PINE mineral claims along with recently staked adjoining claims creates a consolidated, 464 km2 mineral property. An updated corporate presentation is available on Amarc’s website at www.amarcresources.com.

Agreement with Gold Fields

Amarc’s wholly-owned subsidiary (“Amarc Subco”) has entered into an option agreement with GFTEC (the "GFTEC Agreement") pursuant to which Amarc Subco obtained the option (the “Option”) to acquire all of GFTEC’s 51% interest in the Property.

Amarc Subco can exercise the Option at any time within four years from the date of the GFTEC Agreement (the “Option Period”) by completing the public listing of Amarc Subco on the TSX Venture Exchange and issuing to GFTEC securities in the capital of that Company so that GFTEC holds 15% of the shares and 15% of any warrants on issue (on a fully diluted basis) following completion of the listing. GFTEC has the right to maintain its 15% pro rata interest through participation in future fundraisings and other share issuances.

To maintain the right to exercise the Option at any time over up to the four-year Option Period, Amarc must conduct in stages, up to a total of $2.75 million of exploration expenditures on the Project. But no expenditures are required after the Option to acquire GFTEC’s 51% interest is exercised.

GFTEC will retain a 2.5% net profits interest royalty (“NPI”) on mineral claims comprising about 96% of the Property which are subject to a net smelter return royalty payable to a former owner (“Underlying NSR”) and a 1% net smelter returns royalty (“NSR”) on the balance of the claims that are not subject to the Underlying NSR. The NPI can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR can be reduced to 0.50% through the payment to GFTEC of $2.5 million in cash or shares. If Amarc Subco does not exercise the Option or terminates the GFTEC Agreement at any time during the four years Option Period, then Amarc Subco may be required to make a termination payment to GFTEC. The level of termination payment, if any, varies with the year of termination and the amount of any exploration expenditures completed; varying over the four-year option from a low of no payment to an absolute maximum of $1,375,000 in the event no exploration work was done by Amarc.

Agreement with Cascadero

Amarc has also entered into an option agreement (the “Cascadero Agreement”) with Cascadero pursuant to which Amarc was granted an option (the “Cascadero Option”) to acquire all of Cascadero’s 49% interest in the Property. In order to exercise the Cascadero Option, Amarc is required to make staged cash payments to Cascadero in the aggregate amount of $1 million before October 31, 2018, and issue on a staged basis common shares in its capital to Cascadero having an aggregate value equal to $950,000 before October 31, 2018. In lieu of issuing any common shares, Amarc may elect to pay to Cascadero the value of the shares in cash.

As noted above, the Property is subject to a 3% Underlying NSR royalty payable to a former owner. Amarc has reached an agreement with the former owner to cap the 3% NSR at $5 million payable from production for consideration totaling $100,000 and 300,000 Amarc shares, payable in stages through to January 31, 2019 (the “Capped Royalty Agreement”).

The GFTEC Agreement, Cascadero Agreement and Capped Royalty Agreement are subject to TSX Venture Exchange approval.

About the PINE Property

The PINE property is located 294 km north of Mackenzie, BC and is accessible by road or by air via the Kemess Mine airstrip. The Property lies between Amarc’s JOY property and the Kemess District in BC’s Toodoggone region, an area considered to have high potential for the discovery of important scale, porphyry copper-gold and epithermal silver-gold deposits. The prolific Kemess District includes the Kemess South Mine where Northgate Minerals produced 3 million ounces of gold and 784 million pounds of copper1 over a 12-year period to 2010 and where the current owner, AuRico Metals recently secured a BC EA Certificate for its Kemess Underground Project and also announced a 628 m intercept grading 0.53 g/t Au and 0.41% Cu2 at its Kemess East Project.

Amarc considers its JOY and PINE properties to be very underexplored and to potentially be the northern extension of the Kemess copper-gold district. Highly favorable geology, combined with extensive surface sampling by past operators indicates a number of significant targets. Most importantly, Deposit Target 1 on Amarc’s JOY property extends for some distance to the east onto the PINE property. Deposit Target 1 is a regionally significant, 9 km2 copper, gold, molybdenum, silver and zinc soil geochemical anomaly that may reflect a large and shallowly buried, copper-gold porphyry deposit that is ready for drilling.

In addition, there are many known and incompletely tested porphyry copper occurrences, along with untested induced polarization, soil geochemical and magnetic anomalies located across the PINE property. One prime target area, the PINE Deposit is the subject of historical resource estimates that are not categorized as prescribed by National Instrument 43-101.

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1 MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
2 AuRico Metals website – http://www.auricometals.ca/home/default/aspx

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to commence the creation of value from its ongoing exploration and development programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry copper-gold and copper-molybdenum deposits.

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge. Over the last three years, Amarc has made a significant new porphyry copper-molybdenum-silver discovery, completing over 12,000 metres of drilling in 21 wide-spaced core holes in the IKE deposit that indicate the potential for extensive resource volumes which remain open to expansion in all directions. Extensive regional surveys have also identified numerous porphyry copper (±molydenum±gold±silver) deposit targets all within 10 km of IKE. Amarc believes the IKE Project has the potential to possess the grades and tonnages to develop into an important mining camp. Amarc has partnered with Hudbay to efficiently fund the advancement of the IKE Project and, as operator, has mobilized crews to the site for the 2017 drilling season.

Amarc’s DUKE deposit and an adjacent 190 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. The DUKE Project area is logging road accessible from Smithers or Fort St. James. Historically, DUKE has been explored with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization which remains open both laterally and to depth. The surrounding district, which is covered by Amarc mineral claims hosts, multiple second-order porphyry copper deposit targets. Plans are to drill the DUKE deposit target in fall 2017.

Amarc’s 72 km2 JOY property is located 310 km north of Mackenzie, BC, and 25 km north of the Kemess South Mine where owner, AuRico Metals recently secured a BC EA Certificate for its nearby Kemess Underground Project. Past operators conducted prospecting-style work on the JOY claims – collecting some 3,000 soil samples, 800 rock samples and 30 silt samples – but undertook no drilling. These surface surveys clearly indicate a number of substantial porphyry copper-gold and epithermal silver-gold deposit targets across the JOY property. The deposit targets located on the JOY property are considered by Amarc to be a northern extension to the prolific Kemess porphyry copper-gold district. Most importantly, historical soil and rock sampling along with recent soil surveying, has revealed a regionally significant, 9 km2 copper, gold, molybdenum, silver and zinc geochemical anomaly, which potentially reflects a large and shallowly buried, copper-gold porphyry deposit. Amarc has partnered with Hudbay to efficiently fund the advancement of the JOY Project and, as operator, has mobilized crews to the site for the 2017 drilling season.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is committed to working collaboratively with governments and stakeholders to achieve responsible development of its projects, while contributing to sustainable development of the communities in which it works. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.